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               U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC  20549





                             FORM 12b-25


               NOTIFICATION OF LATE FILING OF FORM 10-Q




  For the fiscal quarter ended December 31, 1994   Commission file number 1-7894


                         ERLY INDUSTRIES INC.

        (Exact name of registrant as specified in its charter)


                California                        95-2312900
     (State or other jurisdiction               (I.R.S. Employer
            of incorporation)                  Identification No.)


        10990 Wilshire Boulevard, #1800
            Los Angeles, California                       90024-3955
     (Address of principal executive office)              (Zip Code)


  Registrant's telephone number, including area code (213) 879-1480



     Securities registered pursuant to Section 12(b) of the Act:

                                 None

     Securities registered pursuant to Section 12(g) of the Act:

                Common Stock, par value $.01 per share
                           (Title of Class)




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                         ERLY INDUSTRIES INC.


Part II

     This Form 12b-25 is being filed with the Commission to state that the Company's Form 10-Q Quarterly Report for the third fiscal quarter ended December 31, 1994, could not be filed within the 45 day time period prescribed for such report and to request an extension until February 21, 1995.


Part III - Narrative

     The Company requests additional time to file the Form 10-Q for the quarter ended December 31, 1994 in order to finalize a bank agreement which has a bearing on the classification of certain items in the financial statements.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas A. Whitlock
     (213) 879-1480

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                       Yes  X    No
                                                           ---      ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       Yes       No  X
                                                           ---      ---



                                             ERLY INDUSTRIES INC.


                                             By  /s/ Thomas A. Whitlock
                                                 ------------------------
                                                 Thomas A. Whitlock
                                                 Vice President and
                                                 Corporate Controller
Date:   February 14, 1995